USA Truck, Inc.

3200 Industrial Park Road

Van Buren, Arkansas

72956

December 18, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. Brian McAllister

Ms. Myra Moosariparambil

Re: USA Truck, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2019

Form 8-K filed October 29, 2020

File No. 001-35740

Ladies and Gentlemen:

USA Truck, Inc. (the “Company”) is submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 11, 2020, with respect to the Company’s Form 10-K filed with the Commission on February 19, 2020 for the fiscal year ended December 31, 2019 and the Company’s Form 8-K filed with the Commission on October 29, 2020.  For ease of reference, we have reproduced the Staff’s comment in its entirety.

Form 8-K filed October 29, 2020

Exhibit 99.1

GAAP to Non-GAAP Reconciliations, page 8

1.	We note you present EBITDAR and Adjusted EBITDAR as non-GAAP measures used by management as key measures of performance and liquidity. We also note these measures exclude equipment rent expense, which appears to be a normal, recurring cash operating expense necessary to operate your business. Please tell us how you considered question 100.01 of the Non-GAAP Compliance and Disclosure Interpretations when presenting these measures.

Response:

During our normal course of business we regularly invest in revenue equipment in ongoing operations.  We acquire revenue equipment through a combination of purchases, and operating and finance lease arrangements.  We have historically viewed equipment rent expense as similar to depreciation and amortization expense as our equipment acquisition financing decisions and mix between purchasing and financing lease arrangements is driven in substantial part by market factors.  As a result, equipment rent expense and depreciation expense can fluctuate depending on the form of financing used relating to our acquisitions.  In substance, however, the expenses are very similar in that they reflect the periodic amortization or cost of our equipment.  Therefore we elected to present EBITDAR which treats our equipment rent expense (relating to equipment acquired under operating leases) the same as depreciation costs associated with equipment acquired through purchases and finance lease agreements.

When presenting Net Debt to Adjusted EBITDAR our intent was to provide investors a metric of our adjusted leverage ratio, as if the operating lease obligations related to our revenue equipment were finance leases.  This adjusted leverage ratio captures both our outstanding debt obligations, as well as our remaining operating lease obligations.  As a result of treating the operating leases as if they were finance leases for adjusted leverage ratio, we needed to add back equipment rent expense as a reduction of the operating lease liability.  Accordingly, we added the equipment rent expense adjustment to the EBITDAR reconciliation on page 8 of the Appendix within Exhibit 99.1 to arrive at the non-GAAP measure.

As discussed above, our intent was to provide a presentation that treats our operating lease liabilities and associated expenses similar to finance leases.  However, to avoid any potential confusion, in future filings and news releases we will remove the presentation of EBITDAR and Net Debt to Adjusted EBITDAR and replace them with EBITDA and Net Debt to Adjusted EBITDA, respectively.

If you have any additional questions or comments, please feel free to contact me directly at (479) 471-2694 with any questions.

Sincerely,

Zachary B. King

Senior Vice President and Chief Financial Officer

cc: Jeffrey E. Beck, Snell & Wilmer L.L.P.